November 18, 2005

Mr. Daniel P. Svilar
U.S. Energy Corp.
877 North 8th West
Riverton, WY 82501

	Re:	U.S. Energy Corp.
      Post-Effective Amendment No. 1 to Form S-1
		Filed October 25, 2005
		File No. 333-115477

		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 0-06814

		Form 10-Q for the Period Ended September 30, 2005
		Filed November 14, 2005

Dear Mr. Svilar:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form S-1

Exhibits

1. Please file a consent from your predecessor accountant in an amendment to the Form S-1.

Signatures

2. Please revise to specify the date your document was signed.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 56

Balance Sheets, page 60

3. We note you present $2,599,000 and $2,726,600 as deferred gain on
sale of asset on your consolidated balance sheets at December 31,
2004
and 2003. Similarly, we note you added an additional line item in your subsequent reports on Form 10-Q for the deferral of gain on the sale of Rocky Mountain Gas, Inc. at June 30 and September 30, 2005.
Disclose the origin of these account balances in the applicable filings, including the terms under which they were generated, and the circumstances under which you will recognize the gain into income. Also disclose how each element of consideration was valued, and the manner by which you will account for changes in value until realization occurs. Please submit detailed computations of your gains, showing the amounts ascribed to each component, including book values of assets and liabilities relieved.

Note B - Summary of Significant Accounting Policies, page 71

Revenue Recognition, page 74

4. In your disclosure you state management fees are for operating and overseeing coalbed methane production and oil production on the Fort
Peck Reservation in Montana. It is our understanding that you do not hold an interest in this property. However, on page 49 you do state that management fee revenues increased in 2004 due to your acquisition of producing gas properties. Tell us the extent to which you have reported as revenue fees paid to you for operating properties in which you hold an interest. Please understand that any such management and service fees should be recorded as reimbursements of costs, offsetting the costs that were specifically incurred to provide the services, with any excess of fees over costs credited to the full cost pool, to comply with Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X. Please revise your policy disclosure to describe your accounting for management fees and to include the amount of such fees that were credited to the full cost pool for each period presented. If you believe the amounts do not warrant disclosure due to immateriality, you may provide this information on a supplemental basis.

Form 10-Q for the Period Ended September 30, 2005

Statements of Cash Flows, page 7

5. We note that you present cash flows used/received in the development of mining claims as a component of cash flows from investing activities. Please note the determination of proven and probable reserves, as defined by Industry Guide 7, is generally required prior to the capitalization of mine development costs. Therefore, we ordinarily expect costs relating to the exploration or development of mine claims for which there are no proved reserves to be expensed as incurred, and all related cash flows to be reported as operating activities in the Statements of Cash Flows. Explain to us the nature of the activities associated with the costs reflected in this line item, and tell why you believe these cash flows are appropriately classified as investing activities.

Note 5, page 10

6. We note you have reported the sale of Rocky Mountain Gas, Inc.
(RMG) as a discontinued operations. Please comply fully with the reporting and disclosure requirements outlined in paragraphs 41 through 48 of SFAS 144.

Note 6, page 11

7. We note your disclosure indicating that you received $500,000 cash from Enterra as consideration for the sale of RMG on June 1, 2005. However, on page 18 of your second quarter report on Form 10-Q, you state that you did not receive any cash from the sale of RMG during the six months ended June 30, 2005. Finally, in the Statement of Cash
Flows in your two most recent interim reports on Form 10-Q, you report cash outflows of $881,800 related to this sale. Please reconcile these differences for us and clarify within your disclosure the cash received and/or expended in consummating the transaction.

Management`s Discussion and Analysis, page 18

Capital Resources, page 22

Joint Venture with Uranium Power Corp., page 22

8. We note that you entered into an agreement in 2004 to sell a
50%
undivided interest in certain properties to Uranium Power Corp.
(UPC),
and in 2005 you entered into a joint venture with UPC to explore, develop and mine these properties. Disclose how you are accounting for the joint venture. In addition, tell us why you have classified consideration received from UPC as Management fees, as this caption does not appear to depict the underlying origin of these amounts.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-
3740
with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.

								Sincerely,


								H. Roger Schwall
								Assistant Director

cc:   J. Wynn
       J. Gallagher
       K. Hiller

       Stephen E. Rounds, Esq.
       (303) 377-0231
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Mr. Daniel P. Svilar
U.S. Energy Corp.
November 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010